Helus Pharma Presents New Analyses on HLP003 in Major Depressive Disorder at Psych Congress 2026
Poster presentations further characterize clinical profile of HLP003 and
Phase 3 PARADIGM program evaluating HLP003 as a potential adjunctive treatment for major depressive disorder (“MDD”)

NEW YORK & TORONTO — September 21, 2026 — Helus Pharma (Nasdaq: HELP) (Cboe CA: HELP) (the “Company” or “Helus Pharma”), a clinical-stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists (“NSAs”), today announced the presentation of four posters evaluating HLP003, an investigational oral deuterated psilocin analog being developed as an adjunctive treatment for MDD, at Psych Congress 2026, September 15–19, 2026, at the Ernest N. Morial Convention Center in New Orleans, Louisiana.
Three of the poster presentations build on findings from Helus Pharma’s completed Phase 1/2a randomized, double-blind study of HPL003 as a potential adjunctive therapy in participants with MDD. Data presented includes 12-month efficacy results. A trial-in-progress overview of PARADIGM, the ongoing Phase 3 clinical program of HLP003 was also presented.
Poster #1
•Title: Effects of HLP003 on MADRS Individual Items and Anhedonia Subscale in Adults With Major Depressive Disorder: Post Hoc Analysis of a Phase 1/2a Study
•Authors: Atul R. Mahableshwarkar, MD; Ken Kramer, PhD; Alexandra Kulikova, PhD; Amir Inamdar, MBBS, DNB (Psych), MFPM
•Poster Number:124

Poster #2
•Title: Understanding and Assessing the Psychedelic Experience From a Phase 1/2a Study of the Deuterated Psilocin Analog HLP003 in Adults With Major Depressive Disorder
•Authors: Atul R. Mahableshwarkar, MD; Sunita Shinde, MD; Ken Kramer, PhD; Alexandra Kulikova, PhD; Amir Inamdar, MBBS, DNB (Psych), MFPM
•Poster Number: 123
Poster #3
•Title: Expanded Safety Analysis of the Deuterated Psilocin Analog HLP003 From a Phase 1/2a Study of Adult Participants With Major Depressive Disorder

•Authors: Sunita Shinde, MD; Alexandra Kulikova, PhD; Atul Mahableshwarkar, MD; Ken Kramer, PhD; Amir Inamdar, MBBS, DNB (Psych), MFPM
•Poster Number: 122

Poster #4
•Title: A Phase 3 Clinical Program Evaluating the Efficacy and Safety of the Deuterated Psilocin Analog HLP003 as an Adjunctive Treatment for Major Depressive Disorder (PARADIGM)
•Authors: Amir Inamdar, MBBS, DNB (Psych), MFPM; Annette Massa, PharmD; Ken Kramer, PhD; Heather Prichard, PhD; Sunita Shinde, MD; Atul Mahableshwarkar, MD
•Poster Number: 121

About Helus Pharma
Helus Pharma, the commercial operating name of Cybin Inc., is a clinical-stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs, synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.
With class-leading data, Helus Pharma aims to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of MDD that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for generalized anxiety disorder. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.
The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus Pharma™ is a trademark of Helus Pharma Corp.
Cautionary Notes and Forward-Looking Statements
Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe”

or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding HLP003 as a potential adjunctive treatment for MDD; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.
These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2026, and the Company’s annual information form for the year ended March 31, 2026, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca/ and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.
The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.
Neither Cboe Canada, nor the Nasdaq Global Market stock exchange, have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investor Contact:
Matthew Beck

astr partners
Managing Partner
(917) 415-1750
Matthew.beck@astrpartners.com

Gabriel Fahel
Chief Legal Officer
Helus Pharma
1-866-292-4601
irteam@helus.com – or – media@helus.com

Media Contact:
Victoria Verdeja
RXMD
Public Relations Director
(212) 537-9495
vverdeja@rxmedyn.com